John R. Sult Senior Vice President and Controller

July 15, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:      El Paso Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009
Definitive Proxy Statement filed March 17, 2009
Form 10-Q for the fiscal quarter ended March 31, 2009 filed May 11, 2009
File No. 001-14365

Dear Mr. Owings:

We received your letter dated June 26, 2009, commenting on the above referenced documents.  Below are the comments contained in your letter followed by our responses:

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Risk Factors, page 29

Estimating our reserve, production and future net cash flow is inherently imprecise, page 34

1.
We note your statement, “Due to a lack of substantial, if any, production data, there are greater uncertainties in estimating proved undeveloped reserves, proved developed non-producing reserves and proved developed reserves that are early in their production life.” With a view toward possible disclosure, please explain to us whether these “greater uncertainties” precluded reasonably certain recovery of the volumes you have cited here. Include the portion of reserves included in each of these three progression levels.

Response
Our disclosure in the Risk Factors section of our 2008 Form 10-K was made to articulate the greater risk related to proved natural gas and oil reserves in their early stages of development where we have less technical data and historical experience as compared to better developed, more mature areas where substantial data and experience exists.

In estimating our proved natural gas and oil reserves, we use generally accepted methods including an assessment of whether these reserves are, at the time they are reported, economically producible based on current prices and operating and development costs. We perform an assessment of our ability to recover or record these reserves using the criteria of reasonable certainty prescribed in Regulation S-X Rule 4-10 and accordingly, did not intend the disclosure to imply or suggest that recognition of proved reserves are not based on the reasonable certainty criteria.  In future filings, we will modify our disclosure to ensure that it does not imply that our reserves are not recorded using the reasonable certainty criteria.  We will also include the portion of the proved reserves in each of the three proved reserve categories or cross reference to where the information can be located elsewhere in the Form 10-K in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of …page 46

Results of Operations, page 50

2.
We note your disclosure of cash operating costs on page 59, which we read to be the cash operating costs required to produce your natural gas and oil production volumes and includes total operating expenses less depreciation, depletion, and amortization expense, ceiling test or impairment charges, transportation costs and costs of products on a per Mcfe basis. Please explain to us how you considered whether this measure is a non-GAAP measure and how you complied with the guidance in Release No. 33-8176: Conditions for Use of Non-GAAP Financial Measures.

Response
We have provided cash operating costs per unit of natural gas and oil production in our Management’s Discussion and Analysis to reflect a measure of operating cost performance and efficiency. Cash operating costs (or similar terminology) per unit is commonly used in the oil and gas industry and among oil and gas analysts.  As noted by our disclosure, we have defined how this measure is calculated, and such amounts can be derived directly from the financial and statistical information included in the tables in Management’s Discussion and Analysis on pages 62 and 63 of our 2008 Form 10-K.  We have reviewed the guidance on non-GAAP measures in Release No. 33-8176 and in future filings will supplement our disclosure to (i) clearly indicate that cash operating costs is a non-GAAP measure and (ii) further explain our reasons for using this non-GAAP measure.

Reserve Replacement Ratio/Reserve Replacement Costs, page 59

3.
We note that the calculation of these two reserve replacement metrics does not explicitly utilize proved undeveloped reserves or the associated estimated future development costs. Please expand your presentation to add these metrics that have been calculated with proved undeveloped reserves and the associated estimated future development costs. You may refer to “Disclosure of Certain Operating Measures”, pages B-2 to B-4, of Appendix B to of the AICPA International Practices Task Force report dated September 27, 2004 for guidance.

Response
As disclosed on page 59 of our 2008 Form 10-K, our reserve replacement ratio and our reserve replacement costs per Mcfe include all proved reserves, which consist of proved producing, proved developed non-producing and proved undeveloped reserves.  Also as disclosed therein, we do not consider costs or timing of future production of these reserves in the calculation of reserve replacement costs.  As you requested in your comment, we have reviewed the guidance included in Appendix B of the AICPA International Practices Task Force report dated September 27, 2004 and note that there is no specific requirement to include future development costs in finding cost metrics. Based on our review, the guidance requires that these metrics be calculated directly from the SFAS 69 data for costs incurred, which do not include future development costs, and from the reconciliation of beginning and ending proved reserve quantities.  Additionally, we believe that the inclusion of future development costs related to current year additions would be misleading as it fails to exclude costs incurred in the current period related to previously added proved undeveloped reserves.  If we were to modify the calculation as suggested to include future development costs for current year proved undeveloped reserve additions, and exclude current year capital for previously added undeveloped reserves, these amounts would not be derived from the SFAS 69 cost incurred table required in the guidance.

Notes to Consolidated Financial Statements

Note 2. Acquisitions and Divestitures, page 104

4.
Please explain to us what you mean when you say “…we reflect the net cash flows generated from these businesses as a contribution to our continuing operations in cash from continuing financing activities.” We are unclear on the significance of continuing used in conjunction with financing activities. Please contrast this item to the line item contained in operating activities. Finally, please advise how any proceeds from sale of discontinued operations are classified in your statements of cash flows.

Response
As we disclose in Footnote 2 to our Consolidated Financial Statements, cash flows from our discontinued businesses are reflected separately from continuing activities as discontinued operating, investing and financing activities in our statement of cash flows.  “Cash provided by (used in) discontinued activities” in the operating activities section of our cash flow statement includes all operating cash flows generated by our discontinued businesses during the period.  Proceeds from the sale of our discontinued operations are classified in “cash provided by discontinued activities” in the cash flows from investing activities section of our cash flow statement.

Substantially all of our discontinued businesses participated in our cash management program, as they did not maintain separate bank accounts for their cash balances. El Paso used the cash management program to settle its intercompany balances with these discontinued businesses and to match short-term cash surpluses and needs of our participating affiliates, thus minimizing total borrowings from outside sources.   We reflected the settlement of these intercompany and other cash management program balances as a financing activity between our continuing operations and discontinued operations in our cash flow statement.  In future filings, we will revise our disclosures to describe in more detail the nature of the transactions included in each line item in our statements of cash flows.

Note 5. Income Taxes, page 106

5.	Please explain to us how your Deferred Tax Assets and Liabilities as shown in Note 5 on page 107 reconcile to those amounts shown on the Consolidated Balance Sheets.

Response
We have provided a reconciliation of the net deferred tax assets/(liabilities) classified in the noted line items in our balance sheets as follows (in millions):

	2008	2007
Current assets - deferred income taxes	$-	$191
Other assets - other	1	41
Current liabilities - other	(11)
Other liabilities - deferred income taxes	(565)	(1,157)
Net deferred tax assets/(liabilities) on the balance sheet	$(575)	$(925)

Net deferred tax assets/(liabilities) - Footnote 5	$(575)	$(925)

6.
We assume your disclosure regarding the provision of a valuation allowance associated with Brazil net operating losses and ceiling charges is intended to address the disclosure requirements of paragraph 43 of SFAS No. 109 as it relates to valuation allowance changes. If so, please confirm that there are no other significant items affecting the change in the year-end valuation allowance. It appears there is valuation allowance associated with deferred tax assets other than Brazil net operating losses. Existing practice is to provide general disclosure of the items to which the valuation allowance relates. Please note for future filings.

Response
We prepared our disclosure related to valuation allowances to address the disclosure requirements of paragraph 43 of SFAS No. 109 requiring changes in the valuation allowance.  We confirm there are no other significant items affecting the change in the valuation allowance for the annual period ending December 31, 2008 as noted below:

Valuation allowance at 12/31/07 (1)	$(137)
Add: Valuation allowances for Brazil net operating loss carryforwards and ceiling test charges	(202)
Less: Change in valuation allowances for state net operating loss carryforwards	2
Valuation allowance at 12/31/08 (1)	$(337)
______
(1) As disclosed in Footnote 5.

As of December 31, 2008, our valuation allowance of $337 million primarily relates to deferred tax assets for foreign net operating loss and capital loss carryforwards, book/tax differences on foreign impairment charges, and state net operating loss carryforwards.  In future filings, we will provide general disclosure as of the end of the annual period of the significant items for which a valuation allowance exists.

Note 12. Debt, Other Financing Obligations and Other Credit Facilities, page 119

7.
We note your statement under Other Restrictions and Provisions at the bottom of page 122 that you are subject to potential limitations on the ability of some of your subsidiaries to declare and pay dividends and potential limitations on some of your subsidiaries to participate in your cash management program. Please explain to us how you considered the guidance in Item 4.08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5.04(c) of Regulation S-X.

Response
In the preparation of our 2008 Form 10-K, we believed at the time that we were in compliance with the relevant requirements in Item 4.08(e) and Rule 5.04(c) of Regulation S-X. However after further evaluation of the applicable rules and related interpretive guidance in the SEC’s Staff Accounting Bulletin Topic 6-K in response to your letter, we have determined that the restricted net assets of our consolidated and unconsolidated subsidiaries comprised 27% of our consolidated net assets as of December 31, 2008 and the restricted net assets of our consolidated subsidiaries and unconsolidated subsidiaries, when combined with our equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method, comprised 38% of our consolidated net assets as of December 31, 2008.

As a result of full cost ceiling test charges incurred during the quarter ended March 31, 2009, the restricted net assets of our consolidated and unconsolidated subsidiaries were less than 1% of our consolidated net assets as of March 31, 2009 and the restricted net assets of our consolidated and unconsolidated subsidiaries, when combined with our equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method, comprised 15% of our consolidated net assets as of March 31, 2009.  We currently anticipate that as of June 30, 2009 and December 31, 2009, the restricted net assets of our consolidated and unconsolidated subsidiaries will not exceed the disclosure thresholds of Rule 5.04(c) of Regulation S-X.  Additionally, we currently anticipate that as of June 30, 2009 and December 31, 2009, we will not exceed the thresholds under Item 4.08(e) of Regulation S-X to disclose the restricted net assets of our consolidated and unconsolidated subsidiaries.

In light of this, we will disclose prospectively beginning in our Form 10-Q as of June 30, 2009, the dollar amount of the restricted net assets of our consolidated and unconsolidated subsidiaries as well as the dollar amount of our equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method as of December 31, 2008.  We will continue to monitor the restricted net assets of our consolidated and unconsolidated subsidiaries, as well as our equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method, and will include the disclosures required by Item 4.08(e) and Rule 5.04(c) of Regulation S-X in future filings, if applicable.

We anticipate that the relevant disclosures in our Form 10-Q as of June 30, 2009 will read as follows:

"As of December 31, 2008, approximately $433 million of our consolidated retained earnings represents our equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method."

"Certain of our consolidated subsidiaries are subject to potential limitations by their credit agreements on their ability to declare and pay dividends and loan funds to El Paso Corporation. The restricted net assets of our consolidated subsidiaries were approximately $1 billion as of December 31, 2008."

Supplemental Natural Gas and Oil Operations (Unaudited), page 145

Natural Gas and Oil Reserves, page 147

8.
Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. Please amend your future documents to explain the details of your proved reserves divestment during 2008. Include the items you have disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 57.

Response
In future filings, to the extent material, we will include explanations of proved reserves divestitures in our SFAS No. 69 disclosures similar to those included on page 57 of our 2008 Form 10-K.

Changes in Standardized Measure of Discounted Future Net Cash Flow, page 151

9.
It appears that the “Previously estimated development costs incurred during the period” for 2008 - $141 million – is 6% of the estimated future development costs presented in the 2007 year-end standardized measure. The average for this line item in the prior three years is 10% which implies monetization of your proved undeveloped reserves over the next ten years. With a view toward possible disclosure, please explain the reason(s) for the deferred expenditure of PUD development capital. Address how you have determined that these (presumably) adjacent PUD locations will not be significantly depleted by the scheduled drilling date.

Response
Our proved undeveloped (PUD) reserves have been recorded consistent with the SEC’s requirements and represent reserves that are reasonably certain of development and economically producible.  Furthermore, our proved reserves comply with the SEC’s rules regarding no more than one offset to existing locations, and 80% of our proved reserves were audited by an independent reserves auditor, Ryder Scott.

We note your calculations of the pace of development of previous PUD locations and understand your analytics. Reported proved reserves at each reporting period reflect the economic conditions that exist at that time, and can be impacted significantly by commodity prices and cost levels.  It is helpful to note that in 2007, as a result of the generally higher commodity prices, we added a substantial number of PUD locations along with the related future development costs. However, in 2008, as a result of a significant decline in commodity prices, a substantial number of our PUD locations failed to meet the definition of proved reserves and as a result were removed from our proved reserves. These events impacted the analytics you refer to in your comment.

We expect a substantial percentage of the PUD locations recorded at year end 2008 will be developed within the next five years.  At the end of 2008, approximately 85% of our PUDs were in our 5 year operating plan to be developed, and those expected to be developed beyond that period are in basins where we have a demonstrated history of development activity that supports our ability and commitment to develop these locations. This is also supported by our disclosure on page 146 of our 2008 Form 10-K, stating that we expect to spend approximately $600 million over the next three years to develop the PUD locations included in our proved reserves at December 31, 2008.

Regarding the comment on potential depletion of PUD locations planned to be drilled in future years, our annual assessment begins with the determination of  the proven reserves for each individual well location that meet all SEC requirements to be a proved undeveloped reserve.  This evaluation is based on the production performance history of wells in a field.  The estimated ultimate per well recovery considers the offset well performance in the targeted formations.

All of the PUD locations included in our 2008 year end reserve report were based on the number of wells required to produce all of the proven reserves from a particular reservoir or field and takes into account any depletion that we expect to occur.

Controls and Procedures, page 153

Evaluation of Disclosure Controls and Procedures, page 153

10.
We note that your evaluation “as to the effectiveness, design and operation of [your] disclosure controls and procedures…considered the various processes carried out under the direction of [your] disclosure committee in an effort to ensure that information required to be disclosed [in your SEC reports] is accurate, complete and timely.” Please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response
We believe the conclusion of our principal executive and financial officers on the effectiveness of our disclosure controls and procedures is consistent with guidance issued by the Commission in the Exchange Act Rules noted, Item 307 of Regulation S-K, and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available at http://www.sec.gov/rules/final/33-8238.htm.  Additionally, we have disclosed our conclusion consistent with our responses to previous comment letters from the SEC staff (refer to Question 3 in your letter to us dated August 30, 2007 to which we responded on September 13, 2007) and that of our subsidiary, Tennessee Gas Pipeline (TGP) Company (refer to Questions 8 and 9 and related responses to TGP comment letter received November 6, 2008 and responded to on November 24, 2008).

Exhibit Index, page 157

11.
Please file complete copies of your material contracts filed as exhibits to your Form 10-K, including all exhibits, attachments and schedules to these agreements. For example, we note that you have not filed the exhibits to your credit agreement listed as Exhibit 10.A in your exhibit index.

Response
In future filings, we will file as exhibits complete copies of all material contracts (including our credit agreements) required to be filed by Item 601 of Regulation S-K, including all exhibits, attachments and schedules thereto, except to the extent that any schedules or similar attachments to such agreements may be omitted pursuant to Item 601(b)(2) of Regulation S-K or to the extent that any portion of any such agreement, exhibit, attachment or schedule is subject to a request for confidential treatment.

Exhibit 99A

12.
The reserves audit report included as an exhibit does not affirm your statement on pages 19, 78, and 146, “The scope of the audit performed by Ryder Scott included the preparation of an independent estimate of proved natural gas and oil reserves estimates [emphasis added] for fields comprising approximately 80 percent of our total worldwide present value of future cash flows (pretax).”  Please explain to us the basis for your statement.

Response

In conducting its audit of our reserve estimates for the year ended December 31, 2008, Ryder Scott completed an independent estimate of proved natural gas and oil reserve estimates for fields comprising approximately 80 percent of our total worldwide present value of future cash flows.  Ryder Scott’s estimation process is described in further detail on page 4 under “Audit Procedure and Opinion” of their letter that is included as an Exhibit to our 2008 Form 10-K. As part of Ryder Scott’s audit procedures discussed in that section, independent estimates were prepared by Ryder Scott and compared to El Paso’s estimates.  As noted, although there were variances, Ryder Scott was in general agreement with El Paso’s estimates.

While Ryder Scott refers to their procedures as an audit of El Paso’s reserves, and the language contained in their letter is not identical to that contained throughout our financial statements, we believe that the scope of the audit and the manner in which the audit was conducted are accurately described in the financial statement pages referenced in your comment and consistent with the methods outlined on page 4 of their letter.  However, in future filings, we will provide further consistency between the procedures outlined in their report and our disclosures of the procedures performed by Ryder Scott throughout our Form 10-K to mitigate any potential ambiguity that may exist as to the scope of their services related to our proved natural gas and oil reserves.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 31

Compensation Discussion and Analysis, page 31

V. 2008 Compensation Decisions, page 37

2008 Annual Cash Inventive Awards for 2008 Performance, page 38

El Paso Performance, page 41

13.
In the bulleted list at the bottom of page 41, you set forth your actual performance relative to your four corporate financial goals and then state that your actual performance “collectively resulted in a determination of a corporate achievement level of 100%.” Please tell us how the compensation committee determined that the actual performance collectively resulted in a corporate achievement level of 100%.

Response
The Compensation Committee reached this determination by assigning each goal an achievement percentage (from 0-150%), in accordance with the Funding of the Annual Incentive Bonus Pool chart set forth on page 40 of the Proxy Statement.  The Compensation Committee combined the achievement of each of the corporate financial goals into a single weighted average corporate achievement level based on the weightings of the designated goals, as set forth on page 39 of the Proxy Statement.  The Compensation Committee also considered certain qualitative factors, including the performance of our pipeline and E&P business units and market conditions.  This collectively resulted in the approval by the Compensation Committee of a corporate achievement level of 100%, which was less than the achievement level that would have resulted if the Committee had followed a strictly formulaic approach.  In future proxy statement filings, we will consider expanding our disclosure of these matters to the extent applicable and material.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Condensed Consolidated Statements of Income, page 3

14.
Please tell us your basis in GAAP, promulgated or accepted practice, for presenting dividends per common share on the face of your Statement of Income. Please note that we believe Rule 3-04 of Regulation S-X limits such presentation to the statement of shareholders equity.

Response
We have presented dividends per common share on the face of our Statement of Income  included in our Form 10-Q for the quarter ended March 31, 2009, based on the guidance outlined in Regulation S-X, 10-01(b)(2) which states that “if appropriate, the income statement shall show earnings per share and dividends declared per share applicable to common stock.”

In connection with providing these responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter or need further information to assist you in our review, please contact me at (713) 420-5700.

Sincerely,

   /s/ John R. Sult
John R. Sult
Senior Vice President and Controller